UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM N-8F

I. General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):
	[ ]	Merger

	[X]	Liquidation

	[ ]	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of this form.)

	[ ]	Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Nicholas Family of Funds, Inc.
Nicholas Liberty Fund is the only series of the applicant.

3.	Securities and Exchange Commission File No.: 811-10531

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

		[ ] Initial Application	[X] Amendment

5:	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

700 North Water Street
Milwaukee, Wisconsin 53202

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Jeffrey T. May
700 North Water Street, Suite 1010
Milwaukee, Wisconsin 53202
414-272-4650

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR
270.31a-1, .31a-2]:

	NOTE:	Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

Nicholas Company, Inc.
700 North Water Street
Milwaukee, Wisconsin 53202
414-272-4650

8.	Classification of fund (check only one):

	[X]	Management company;

	[ ]	Unit investment trust; or

	[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

	[X] Open-end		[ ] Closed-end

10.	State law under which the fund was organized or form (e.g., Delaware, Massachusetts):

Maryland

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers)
during the last five years, even if the fund’s contracts with those advisers have been terminated:

Nicholas Company, Inc.
700 North Water Street
Milwaukee, Wisconsin 53202

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Quasar Distributors, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

13.	If the fund is a unit investment trust (“UIT”) provide:

(a) Depositor’s name(s) and addresses(es):
(b) Trustee’s name(s) and addresses(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

	[ ] Yes	[X] No

If Yes, for each UIT state:

Name(s):

File No.: 811-________

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

		[X] Yes	[ ] No

If Yes, state the date on which the board vote took place:

February 9, 2009

If No, explain: N/A

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

	[X] Yes	[ ] No

If Yes, state the date on which the shareholder vote took place:

June 25, 2009

If No, explain: N/A

II. Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or
Liquidation?

	[X] Yes		[ ] No

	(a)	If Yes, list the date(s) on which the fund made those distributions:

June 26, 2009

	(b)	Were the distributions made on the basis of net assets?

		[X] Yes	[ ] No

	(c)	Were the distributions made pro rata based on share ownership?

		[X] Yes	[ ] No

	(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For
Mergers, provide exchange ratio(s) used and explain how it was calculated:

	(e)	Liquidations only:
Were any distributions to shareholders made in kind?

		[ ] Yes	[X] No
If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:
Has the fund issued senior securities?

	[ ] Yes		[ ] No

If Yes, describe the method of calculating payments to senior security holders an distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

	[ ] Yes		[X] No
If No,
	(a)	How many shareholders does the fund have as of the date this form is filed?

None.

(b) Describe the relationship of each remaining shareholder to the fund:

N/A

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ] Yes [X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of , those shareholders:

III. Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?
(See question 18 above)

	[X] Yes		[ ] No

If Yes,
	(a)		Describe the type and amount of each asset retained by the fund as of the date this form is filed:

$384.55 Cash
	(b)		Why has the fund retained the remaining assets?

To pay outstanding invoices.

	(c)		Will the remaining assets be invested in securities?

		[ ] Yes	[X] No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-
amount certificate company) or any other liabilities?

	[X] Yes		[ ] No

If Yes,
	(a)		Describe the type and amount of each debt or other liability:

Miscellaneous Expenses of approximately $500.00.

	(b)		How does the fund intend to pay these outstanding debts or other liabilities?

The Fund intends to utilize the available cash in its expense checking account to pay these liabilities. Any liabilities in excess of the checking account balance will be paid for by the Fund’s Adviser, Nicholas Company, Inc.

IV. Information About Event(s) Leading to Request For Deregistration

22.           (a)                  List the expenses incurred in connection with the Merger or Liquidation:

(i) Legal expenses:

$8,233.00

(ii) Accounting expenses:

(iii) Other expenses (list and identify separately):

Transfer Agent Fees $2,582.12

(iv) Total expenses (sum of lines (i) – (iii) above):

$10,815.12

	(b)	How were these expenses allocated?

All expenses were allocated to the Fund.

	(c)	Who paid those expenses?

The Fund paid these expenses using its own checking account; however, the
Adviser deposited money into this checking account to cover these expenses.

	(d)	How did the fund pay for unamortized expenses (if any)?

N/A

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

	[X] Yes	[ ] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

Accession No: 0001160378-09-000017
Date the application was filed: October 30, 2009

V. Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

	[ ] Yes	[X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

	[ ] Yes	[X] No

If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26.	(a) State the name of the fund surviving the Merger:

(b) State the Investment Company Act file number of the fund surviving the Merger: 811-_________

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Nicholas Liberty Fund, (ii) he or she is the Senior Vice President, Secretary and Treasurer of Nicholas Liberty Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this

Form N-8F application have been taken. The undersigned also states that the facts set forth in the Form N-

8F application are true to the best of his or her knowledge, information, and belief.

(Signature)
/s/ Jeffrey T. May